Exhibit (a)(1)(A)

October 23, 2014

EKSO BIONICS HOLDINGS, INC.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

To the Holders of the Original Warrants:

This letter is to inform you that Ekso Bionics Holdings, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $1.00 per share of common stock, upon the terms set forth in the enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of October 23, 2014 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are outstanding warrants to purchase 30,300,000 shares of the Company’s common stock (the “Warrant Shares”) at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 15, 2014, January 29, 2014 and February 6, 2014 (the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

The purpose of the Offer to Amend and Exercise is to encourage the amendment and exercise of the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants in order to help the Company reduce its outstanding warrant liability and to provide funds to support the Company’s operations.

The Offer to Amend and Exercise can help the Company reduce the warrant liability recorded by the Company on its financial statements, which is an impediment to the Company’s longer term goal to pursue a listing of its common stock on a national securities exchange. Due to the weighted-average anti-dilution provisions contained in the Original Warrants, the Company is required to record a derivative liability on its balance sheet each fiscal quarter for the Original Warrants for so long as they are not exercised and have not expired. In addition, the Company is required to record any change in the value of the Original Warrants on a quarterly basis. The warrant liability is primarily affected by changes in the Company’s stock price, which causes the warrant liability to fluctuate as the market price of the Company’s stock fluctuates. The warrant liability required to be recorded by the Company may have the adverse effect of substantially reducing the Company’s stockholders’ equity. The initial listing standards applicable to the Company for both the NYSE MKT and NASDAQ require that a company meet minimum stockholders’ equity requirements.

The Company plans to use the net proceeds from the Offer to Amend and Exercise to fund its ongoing operations, including the Company’s efforts to accelerate adoption of its EksoTM in the medical rehabilitation market, to develop its medical product offerings for use outside the rehabilitation environment, and to explore opportunities in able-bodied exoskeleton applications on its own or with partners.

The enclosed Offer to Amend and Exercise, together with the Election to Consent, Participate and Exercise Warrant, Notice of Withdrawal and form of Amended Warrant constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. If you elect to amend and exercise your Original Warrant, the shares of common stock issued to you will be subject to a fifty (50) day lock-up period following the expiration date of this offer, which will restrict your ability during that period to sell, make any short sale of, loan, grant any option for the purchase, or otherwise dispose of any of such shares without the prior written consent of the Company.

Regardless of whether you elect to participate in the Offer to Amend and Exercise, you may nevertheless consent to the amendment to the Original Warrants to remove the price-based anti-dilution provisions contained in the outstanding Original Warrants (the “Anti-Dilution Amendment”). The Original Warrants may be amended with the consent of the Company and the holders of Original Warrants exercisable to purchase a majority of the Warrant Shares (the “Requisite Approval”). If the Requisite Approval is received, the Original Warrants that are not exercised in the Offer to Amend and Exercise will be amended to remove the price-based anti-dilution provisions contained in the Original Warrants.

Holders may elect to participate in the Offer to Amend and Exercise with respect to some, all or none of their Original Warrants. If you choose not to participate in the Offer to Amend and Exercise, your Original Warrants will remain in full force and effect, as originally issued with an exercise price of $2.00 per share; provided, however, that your Original Warrants may be amended with the Requisite Approval to remove any price-based anti-dilution terms, as provided in the Anti-Dilution Amendment.

To participate in the Offer to Amend and Exercise and exercise an amended warrant (the “Amended Warrant”) to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Pacific time) on November 20, 2014, as may be extended by the Company in its sole discretion (the “Expiration Date”), the following: (i) a signed and completed copy of the enclosed Election to Consent, Participate and Exercise Warrant, (ii) a signed and completed copy of the enclosed Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Loss and Indemnification Agreement) for cancellation, and (iv) cash in the amount equal to $1.00 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date, promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by December 19, 2014, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after December 19, 2014. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Importantly, if you wish to consent to the amendment of the Original Warrants to delete any price-based anti-dilution provisions from the Original Warrants but you do not want to participate in the Offer to Amend and Exercise, you may submit a signed copy of the Election to Consent, Participate and Exercise and indicate your consent to the Anti-Dilution Amendment therein.

Thank you for your time in reviewing this request.

Sincerely,

Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.

Enclosures:

Offer to Amend and Exercise (including exhibits thereto)
Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement and Accredited Investor Questionnaire)
Notice of Withdrawal